SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 30 June 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 1 June 2006
1.2 Transaction in Own Shares released on 2 June 2006
1.3 Transaction in Own Shares released on 5 June 2006
1.4 Transaction in Own Shares released on 6 June 2006
1.5 Transaction in Own Shares released on 7 June 2006
1.6 Transaction in Own Shares released on 8 June 2006
1.7 Transaction in Own Shares released on 9 June 2006
1.8 Director/PDMR Shareholding released on 9 June 2006
1.9 Director/PDMR Shareholding released on 12 June 2006
2.0 Director/PDMR Shareholding released on 12 June 2006
2.1 Director/PDMR Shareholding released on 12 June 2006
2.2 Transaction in Own Shares released on 13 June 2006
2.3 Transaction in Own Shares released on 14 June 2006
2.4 Transaction in Own Shares released on 15 June 2006
2.5 Director/PDMR Shareholding released on 15 June 2006
2.6 Transaction in Own Shares released on 16 June 2006
2.7 Transaction in Own Shares released on 19 June 2006
2.8 Transaction in Own Shares released on 20 June 2006
2.9 Transaction in Own Shares released on 21 June 2006
3.0 Transaction in Own Shares released on 22 June 2006
3.1 Transaction in Own Shares released on 23 June 2006
3.2 Transaction in Own Shares released on 26 June 2006
3.3 Transaction in Own Shares released on 27 June 2006
3.4 Transaction in Own Shares released on 28 June 2006
3.5 Transaction in Own Shares released on 29 June 2006
3.6 Treasury Stock released on 30 June 2006
3.7 Transaction in Own Shares released on 30 June 2006

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  1 June 2006

BP p.l.c. announces that on 31 May 2006, it purchased 5,980,000 ordinary shares at prices between 618.00 pence and 628.50 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 31 May 2006 it transferred to participants in its employee share schemes 3,349 ordinary shares at prices between 350.00 pence and 441.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,585,226,033 ordinary shares in Treasury, and has 20,109,170,196 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  2 June 2006

BP p.l.c. announces that on 1 June 2006, it purchased 5,100,000 ordinary shares at prices between 622.5 pence and 632.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,590,326,033 ordinary shares in Treasury, and has 20,104,122,096 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 June 2006

BP p.l.c. announces that on 2 June 2006, it purchased 5,850,000 ordinary shares at prices between 630.00 pence and 638.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,596,176,033 ordinary shares in Treasury, and has 20,098,282,826 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  06 June 2006

BP p.l.c. announces that on 5 June 2006, it purchased 4,100,000 ordinary shares at prices between 635.00 pence and 643.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,600,276,033 ordinary shares in Treasury, and has 20,094,185,826 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 June 2006

BP p.l.c. announces that on 6 June 2006, it purchased 7,550,000 ordinary shares at prices between 626.00 pence and 633.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,607,826,033 ordinary shares in Treasury, and has 20,086,672,171 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 June 2006

BP p.l.c. announces that on 7 June 2006, it purchased 6,000,000 ordinary shares at prices between 622.50 pence and 630.00 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 7 June 2006 it transferred to participants in its employee share schemes 416 ordinary shares at prices between 386.00 pence and 441.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,613,825,617 ordinary shares in Treasury, and has 20,080,672,587 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 June 2006

BP p.l.c. announces that on 8 June 2006, it purchased 8,685,000 ordinary shares at prices between 602.00 pence and 610.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,622,510,617 ordinary shares in Treasury, and has 20,072,093,833 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  9 June 2006

We were advised on Thursday 8 June 2006 by Computershare Plan Managers that the following Directors of BP p.l.c. and another senior executive (person discharging managerial responsibility) received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 5 June 2006 @ GBP6.36 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Directors

Dr. A.B. Hayward                    35 shares

Mr. J.A. Manzoni                    31 shares

Mr. I. C. Conn                      35 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    35 shares

EXHIBIT 1.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  12 June 2006

BP p.l.c. was advised on 9 June 2006, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 5 June 2006 @ GBP6.393882 per share, through the BP Dividend Reinvestment Plan:-



Dr. A.B. Hayward                   1,950 shares

Mr. J.A. Manzoni                   1,675 shares

Mr. I.C. Conn                         61 shares



This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 2.0

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  12 June 2006

BP p.l.c. was advised on 12 June 2006, by Computershare Plan Managers that on 12 June 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.12 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr. I. C. Conn                         60 shares

Dr. A.B. Hayward                       60 shares

Mr. J.A. Manzoni                       57 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                       60 shares


This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.1

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  12 June 2006

We were advised on 12 June 2006 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 5 June 2006 @ $71.7282 per ADS under the Company's US dividend reinvestment plan:-



Mr. E.B. Davis, Jr        53.5977 ADSs
                          (equivalent to approximately 322 Ordinary shares)


Mr. I.C. Conn             51.1804 ADSs
                          (equivalent to approximately 307 Ordinary Shares)

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 June 2006

BP p.l.c. announces that on 12 June 2006, it purchased 6,600,000 ordinary shares at prices between 606.00 pence and 615.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,629,110,617 ordinary shares in Treasury, and has 20,065,512,524 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 June 2006

BP p.l.c. announces that on 13 June 2006, it purchased 9,416,200 ordinary shares at prices between 587.0 pence and 602.0 pence per share and between 1084.83 cents and 1096.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,638,526,817 ordinary shares in Treasury, and has 20,056,114,624 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 June 2006

BP p.l.c. announces that on 14 June 2006, it purchased 6,400,000 ordinary shares at prices between 581.0 pence and 596.5 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 14 June 2006 it transferred to participants in its employee share schemes 7,489 ordinary shares at 350.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,644,919,328 ordinary shares in Treasury, and has 20,049,746,303 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 15 June 2006

BP p.l.c. was advised on 13 June 2006, by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 5 June 2006 @ GBP6.393882 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Directors

Mr I C Conn                             590 shares
Dr. A.B. Hayward                      1,241 shares
Mr. J.A. Manzoni                      1,282 shares

Persons Discharging Managerial Responsibility

Mr P.B.P. Bevan                         171 Shares
Ms V. Cox                               154 Shares
Mr A.G. Inglis                          154 Shares

BP p.l.c. was informed on 14 June 2006 by the Trustees of the BP Employee Share Ownership Plan that on 13 February 2006, following an award under the BP 2003 Long Term Performance Plan the following senior executives (persons discharging managerial responsibilities) acquired interests in BP shares: Mr P.B.P. Bevan 74,250 BP Ordinary shares (ISIN number GB0007980591) and Mr A.G. Inglis 5,827
ADS shares (ISIN no. US0556221044) equivalent to approximately 34,962 BP Ordinary shares. The Trustees of the BP Employee Share Ownership Plan purchased 74,250 BP Ordinary shares at GBP6.465 per share and 5,827 ADSs at US$67.7845 on 13 February 2006 to satisfy these awards. Following the award taking effect, the BP Share Ownership Trust sold 30,443 Ordinary shares on behalf of Mr Bevan on 13 February 2006 at GBP6.465 per share to meet the tax liability on the award of these shares.

BP p.l.c. was informed that on 24 March 2006 following an award under the BP Deferred Annual Bonus Plan, the following senior executives (persons discharging managerial responsibility) acquired interests in BP shares shown opposite their names:

Mr P.B.P. Bevan             20,932 BP Ordinary Shares
Ms V. Cox                   18,894 BP Ordinary Shares
Mr A.G. Inglis              18,894 BP Ordinary Shares
Ms S.T. Bott                 3,498 ADS shares

The Trustees of the BP Employee Share Ownership Plan purchased BP Ordinary shares at GBP6.673635 per share and ADSs at US$69.4326 on 24 March 2006 to satisfy these awards.

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 June 2006

BP p.l.c. announces that on 15 June 2006, it purchased 7,300,000 ordinary shares at prices between 592.0 pence and 602.5 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 15 June 2006 it transferred to participants in its employee share schemes 2,167,851 ordinary shares at prices between 350.00 pence and 452.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,650,051,477 ordinary shares in Treasury, and has 20,044,635,574 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 June 2006

BP p.l.c. announces that on 16 June 2006, it purchased 8,000,000 ordinary shares at prices between 597.5 pence and 610.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,658,051,477 ordinary shares in Treasury, and has 20,036,666,486 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 June 2006

BP p.l.c. announces that on 19 June 2006, it purchased 6,300,000 ordinary shares at prices between 597.5 pence and 605.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 19 June 2006 it transferred to participants in its employee share schemes 173,350 ordinary shares at prices between 350.0 pence and 452.0 pence per share. These shares were previously held as treasury shares. Following the above transactions, BP p.l.c. holds 1,664,178,127 ordinary shares in Treasury, and has 20,030,544,536 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 June 2006

BP p.l.c. announces that on 20 June 2006, it purchased 7,300,000 ordinary shares at prices between 585.5 pence and 602.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,671,478,127 ordinary shares in Treasury, and has 20,023,262,366 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 June 2006

BP p.l.c. announces that on 21 June 2006, it purchased 6,050,000 ordinary shares at prices between 594.0 pence and 602.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 21 June 2006 it transferred to participants in its employee share schemes 46,978 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,677,481,149 ordinary shares in Treasury, and has 20,017,271,344 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 June 2006

BP p.l.c. announces that on 22 June 2006, it purchased 5,400,000 ordinary shares at prices between 601.0 pence and 612.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,682,881,149 ordinary shares in Treasury, and has 20,011,942,244 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 June 2006

BP p.l.c. announces that on 23 June 2006, it purchased 1,750,000 ordinary shares at prices between 607.0 pence and 618.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,684,631,149 ordinary shares in Treasury, and has 20,010,192,244 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 June 2006

BP p.l.c. announces that on 26 June 2006, it purchased 6,291,000 ordinary shares at prices between 608.5 pence and 617.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,690,922,149 ordinary shares in Treasury, and has 20,003,991,344 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 June 2006

BP p.l.c. announces that on 27 June 2006, it purchased 6,241,800 ordinary shares at prices between 612.0 pence and 619.0 pence per share and 1116.0 and 1128.2 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,697,163,949 ordinary shares in Treasury, and has 19,997,788,264 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  29 June 2006

BP p.l.c. announces that on 28 June 2006, it purchased 4,489,000 ordinary shares at prices between 612.0 pence and 624.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 28 June 2006 it transferred to participants in its employee share schemes 13,701 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,701,639,248 ordinary shares in Treasury, and has 19,993,336,259 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.6

BP p.l.c.  -  Treasury shares
BP p.l.c.  -  30 June 2006

BP p.l.c. announces that on 29 June 2006 it transferred to participants in its employee share schemes 1,498 ordinary shares at 350.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,701,637,750 ordinary shares in Treasury, and has 19,993,368,307 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.7


30th June 2006

BP plc
--------------------------

BP share repurchase programme
----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st July 2006 and ends on 25th July 2006. The shares purchased on behalf of BP plc are for holding in treasury.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 3 July 2006                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary